CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                                CHICAGO, IL 60603


                                December 1, 2011



Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                  Re: Guggenheim Defined Portfolios, Series 842
        Guggenheim Moderate Asset Allocation Portfolio of ETFs, Series 9
         Guggenheim Growth Asset Allocation Portfolio of ETFs, Series 9
                               File No. 333-177742
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Dear Mr. Bartz:

     This letter is in response to the questions and comments that you raised during our telephone conversation on November 28, 2011 regarding the registration statement on Form S-6 for the Guggenheim Defined Portfolios, Series 842, filed with the Securities and Exchange Commission (the "Commission") on November 4, 2011. The registration statement offers the Guggenheim Moderate Asset Allocation Portfolio of ETFs, Series 9 and the Guggenheim Growth Asset Allocation Portfolio of ETFs, Series 9 (individually, a "Trust" and together, the "Trusts"). This letter serves to respond to your comments.

Comment 1

     Please add disclosure under the "Principal Risks" section of the prospectus for each Trust that describes the risks of investing in exchange-traded funds that hold common stocks of "growth" and "value" styles.

Response to Comment 1

     The Prospectus has been revised to include this risk disclosure in the "Principal Risks" section for each Trust and in the "Investment Risks" section on page 24 of the prospectus.

     Please call me at (312) 845-3418 if you have any questions or issues you would like to discuss regarding these matters.

                                                                Sincerely yours,

                                                          CHAPMAN AND CUTLER LLP

                                                         By: /s/ Mark Czarniecki
                                                                 ---------------
                                                                 Mark Czarniecki